UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 24, 2025

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 5, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-3951950
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 350 Class A Ordinary Shares; Series 351 Class A Ordinary Shares; Series 353 Class A Ordinary Shares; Series 354 Class A Ordinary Shares; Series 357 Class A Ordinary Shares; Series 359 Class A Ordinary Shares; Series 396 Class A Ordinary Shares; Series 430 Class A Ordinary Shares; Series 438 Class A Ordinary Shares; Series 439 Class A Ordinary Shares; Series 441 Class A Ordinary Shares; Series 443 Class A Ordinary Shares; Series 444 Class A Ordinary Shares; Series 445 Class A Ordinary Shares; Series 449 Class A Ordinary Shares; Series 452 Class A Ordinary Shares; Series 456 Class A Ordinary Shares; Series 465 Class A Ordinary Shares; Series 475 Class A Ordinary Shares; Series 476 Class A Ordinary Shares; Series 478 Class A Ordinary Shares; Series 479 Class A Ordinary Shares; Series 481 Class A Ordinary Shares; Series 483 Class A Ordinary Shares; Series 485 Class A Ordinary Shares; Series 491 Class A Ordinary Shares; Series 501 Class A Ordinary Shares; Series 507 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On September 18, 2025, Level & Co. Gallery, LLC, as agent for Series 443 (“Series 443”) of Masterworks Vault 5, LLC, a Delaware limited liability company (the “Company”) and the 443 Segregated Portfolio of Masterworks Cayman, SPC agreed to consign the sole artwork owned by Series 443 created by Joan Mitchell (the “Artwork”) to an unaffiliated Gallery (the “Consignee”), pursuant to a Consignment Agreement (the “Consignment Agreement”). A copy of the Consignment Agreement is attached to this Form 1-U as Exhibit 6.1.

Pursuant to the Consignment Agreement, the Consignee is appointed as the exclusive selling agent of the Artwork and may sell the Artwork to a third-party during the period commencing upon collection of the Artwork from the Company and ending ten (10) business days after its arrival at the Consignee’s gallery(the “Consignment Period”), provided that Series 443 receives a minimum net proceed amount in connection with the sale (the “Floor Price”). The Floor Price, along with any commission and or profit sharing arrangements, were determined based on arm’s length negotiations among the parties.

The Consignment Agreement also contains representations, warranties, and covenants of the parties that are customary for transactions of this type. The Artwork will be in the custody of the Consignee during the Consignment Period, and title of the Artwork will continue to be held by Series 443 unless (i) the Consignee executes a definitive sale of the Artwork and (ii) Series 443 receives the full amount of its net proceeds from such sale.

Exclusive consignments for a limited duration are a common method of exposing works to a segment of the market, but very often they do not result in a sale transaction. Accordingly, the Company cannot guarantee or express any opinion on the likelihood that a sale of the Artwork will be completed. If the Artwork is sold by the Consignee during the Consignment Period, in accordance with the Company’s Amended and Restated Operating Agreement, Series 443 will use the proceeds of the sale of the Artwork to pay or provide for payment of Series 443’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to the Series 443’s shareholders of record, after which Series 443 will wind up operations and dissolve.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Consignment Agreement*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 5, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: September 24, 2025